United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release

Vale completes works of Fernandinho dam’s decharacterization and Fábrica’s containment structure

Rio de Janeiro, July 13th, 2021 - Vale SA ("Vale" or "Company) informs that it has completed the decharacterization works of the Fernandinho dam, located at Abóboras Mine, Vargem Grande Complex, in Nova Lima (MG). The company also informs that it has completed the construction of the downstream containment structure (“ECJ”) that serves the Forquilhas I, II, III, IV and Grupo dams and is located between the municipalities of Itabirito and Ouro Preto (MG), near the Fábrica Mine. The completion of both projects reflects Vale's progress in its commitment to best practices in the management of its dams.

Decharacterization of the Fernandinho dam

With the completion of the decharacterization works, which will still be evaluated by the competent bodies, Fernandinho no longer has the characteristics of a dam, losing its function of tailings and water storage. In the decharacterization process, 558 thousand cubic meters of tailings were removed and a central drainage channel was built, with subsequent revegetation and reintegration of the area into the local environment. The activities had around 540 workers, mostly residing in the Nova Lima region. The work was executed with the strict adoption of Covid-19 prevention protocols.

The Fernandinho dam was part of Vale's Dam Decharacterization Program, aimed at structures with upstream heightening, a method similar to that used in the collapsed dam in Brumadinho. The decharacterization of upstream dams is a commitment made by Vale and a legal obligation to increase the safety of communities and operations. Since 2019, six upstream structures have been completely decharacterized and reintegrated into the environment.

Completion of Fábrica’s ECJ

The containment structure downstream of Fábrica Mine, with works completed, has the capacity to retain the tailings of the Forquilhas I, II, III, IV and Grupo dams, located upstream of the Fábrica Mine, in a hypothetical scenario of simultaneous rupture. At 95 meters high and 330 meters long, the structure increases the safety of people living in nearby communities and protects the Secondary Safety Zones of the aforementioned dams, which include part of the municipalities of Itabirito, Raposos, Rio Acima and Nova Lima, in addition to three neighborhoods in Belo Horizonte.

The conclusion of the ECJ allows preparations for the decharacterization of the Forquilhas I, II, III and Grupo dams. Forquilha IV dam is at emergency level 1, Forquilhas I, II and Grupo are at level 2, and Forquilhas III is at level 3 of the Emergency Action Plan for Mining Dams (“PAEBM”). All structures have continuous instrumental monitoring, 24 hours a day, 7 days a week, managed by Vale's Geotechnical Monitoring Center. Fábrica’s ECJ was built under the strictest national standards, the best engineering practices and technical references from international entities. Vale continues to assess, together with the technical auditor of the Public Prosecutor’s Office, the need for additional actions.

The completion of the two works represents the advance of Vale’s Decharacterization Program and commitment to a more transparent and safer approach in the management of the company’s dams. The timeline of the Decharacterization Program and other information on Vale's dam management are available at www.vale.com/esg.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

Press Release

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: July 13th, 2021		Head of Investor Relations